John Reynolds, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	October 1, 2007

Star Bulk Carriers Corp. Amendment No. 3 to Registration Statement on Form F-4 Filed August 31, 2007 (File No. 333-141296)

Star Maritime Acquisition Corp. Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed August 31, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

We refer to our telephone discussion of September 25, 2007, with members of the Accounting Staff of the Division of Corporation Finance (the “Accounting Staff”) with respect to the Registration Statement on Form F-1/F-4, as amended, filed by Star Bulk Carriers Corp. (“Star Bulk”) and the amended Preliminary Proxy Statement on Schedule 14A filed by Star Maritime Acquisition Corp. (“Star Maritime” and, together with Star Bulk, the “Companies”).  We supply supplemental information as requested by the Accounting Staff to assist it in analyzing the matters raised in Comment No. 11 contained in the Staff’s letter to the Companies dated August 15, 2007.

We have prepared for the Accounting Staff a spreadsheet showing with respect to the vessels that Star Bulk is purchasing:

•	Name of vessel

•	Date of acquisition by TMT

•	Present charter status of vessel under TMT’s ownership

•	Date of commencement of present charter under TMT’s ownership

•	Charter status following purchase by Star Bulk

•	Present technical managers of vessels under TMT’s ownership

Securities and Exchange Commission
October 1, 2007

•	Technical manager of vessels following purchase by Star Bulk.

The Charters for the Vessels

As discussed with the Accounting Staff, three of the vessels currently trade in the spot market on voyage charters.  The voyage charters will have terminated at the time the vessels are purchased by Star Bulk, and Star Bulk will deliver those vessels to their new charterers under time charters.  Five of the vessels are currently under time charters.  As discussed with the Accounting Staff, the time charters prohibit the sale of the vessels without the charterers’ consent.  Simultaneously with the delivery of the time-chartered vessels to Star Bulk, Novation Agreements among TMT, the present time charterers and Star Bulk will become effective whereby:

•	The present time charters with TMT will terminate and TMT will be released from future obligations

•	Star Bulk and the charterers will enter into identical time charters which constitute new obligations

The Technical Operations of the Vessels

As discussed with the Accounting Staff and as shown on the enclosed spreadsheet, the vessels’ operations under TMT’s ownership are currently managed by three different technical managers:  Ishima Pte. Ltd. of Singapore, TMT itself (Taiwan) and Univan of Hong Kong.  The technical managers do not deal with the chartering of the vessels, but rather handle the technical aspects of vessel operation such as provision of crews, maintenance and all of the functions necessary to permit a vessel to be operated.  As discussed with the Accounting Staff, there are many independent technical managers available from which ship owners may choose.

1.	Relationships of Technical Managers

The Accounting Staff asked Star Bulk to confirm that the technical management of the vessels would change upon the vessels’ delivery to Star Bulk and that the new technical managers would not be affiliates of TMT or the current technical managers.

As set forth in the spreadsheet, Star Bulk has contracted with Combine Marine Inc. of Greece to act as the interim technical manager for all eight of the vessels following their purchase by Star Bulk.  Star Bulk confirms that Combine Marine is not related to any of the three technical managers presently used by TMT, and that Combine Marine is not related to TMT itself.  Star Bulk also advises the Staff that Star Bulk is presently in advanced stages of negotiations with Hanseatic, a large independent technical manager that is a member of the Schulte Group of Germany, whereby Hanseatic would assume the technical management of all of the vessels when the arrangement with Combine Marine terminates.  Star Bulk confirms that Hanseatic is not related to any of the present technical managers, TMT or Combine Marine.

2.	Status of Leased Equipment

Referring to page 104 of the Proxy Statement/Prospectus, the Accounting Staff has asked whether the leased equipment on board the vessels will be replaced on their delivery to Star Bulk.  Star Bulk confirms that the leased equipment aboard the vessels consists of (i) gas cylinders and (ii) communications equipment used for crew training.  Pursuant to the purchase agreements, this leased equipment will be removed from the vessels at the time of the vessels’ delivery to Star Bulk.  Star Bulk’s technical managers (Combine Marine to be succeeded by Hanseatic) will enter into their own lease agreements to replace the necessary equipment with vendors of their choice.

Securities and Exchange Commission
October 1, 2007

3.	Status of Insurance

Referring to page 104 of the Proxy Statement/Prospectus, the Accounting Staff has asked whether the insurance relating to the vessels will be changed on the sale of the vessels to Star Bulk.  Star Bulk confirms that Star Bulk will place its own insurance on the vessels and will not assume any of TMT’s insurance arrangements.

There are four types of insurance that apply to the vessels.

•
Hull and Machinery Insurance.  Hull and Machinery Insurance covers physical damage to the vessels.  As set forth on Schedule A, TMT places its hull and machinery insurance in-house.  By contrast, Star Bulk uses a number of brokers and will place its insurance with a completely different syndicate of insurers from that placed by TMT.

•
War Risk Insurance.  War risk insurance covers damage from war, piracy and similar causes.  As set forth on Schedule A, TMT places its war risk insurance in-house.  Star Bulk’s war risk insurance is underwritten by a different insurer from that placed by TMT.

•
Protection and Indemnity (P&I) Coverage.  P&I coverage is not insurance but rather indemnity coverage given by protection and indemnity associations, or “clubs” of ship owners and operators covering tort liability to third parties, including pollution coverage.  It is possible for a single owner or operator to divide its fleet and place different vessels with different P&I associations.  As set forth on Schedule A, TMT has entered the vessels in the Brittania Club through AON as brokers, while Star Bulk intends to enter the vessels in the Standard Club through P.L. Ferrari as brokers.

•
Freight,, Defense and Demurrage Coverage.  Freight, Defense and Demurrage, or FD&D, coverage is usually offered by a P&I association.  FD&D covers breach of contract claims.  As set forth on Schedule A, TMT has procured its FD&D coverage from the Brittania Club through AON as brokers, while Star Bulk intends to procure its FD&D coverage from the UK Freight, Defence and Demurrage Association directly.

Accordingly, there will be no continuity of insurance coverage for the vessels from TMT to Star Bulk.

4.	Intrinsic Value of Arranged Charter.

The Accounting Staff has asked whether there is any intrinsic value in and of itself to a charter’s being arranged for a vessel upon its acquisition, wholly separate from the relationship of the charter rate to the prevailing market rate at the time.

As discussed with the Accounting Staff, the charter market for dry bulk carriers is highly liquid.  Charters may be obtained through a worldwide network of charter brokers.  With respect to the time charters that TMT, as a condition of the purchase, has arranged for Star Bulk, Star Bulk advises the Staff that consistent with industry practice, at the time of the purchase agreements there was no premium or discount ascribed to the price for a vessel with an at-the-market charter to be arranged for it.  Accordingly, Star Bulk advises the Staff that it would have paid the same price for the vessels charter-free, or with an agreement to provide one, three or five-year time charters, so long as those charters were at prevailing market levels at the time of entering into the purchase agreements.

Securities and Exchange Commission
October 1, 2007

For example, Star Bulk did not ascribe a price difference to the sisterships A Duckling (Star Alpha) and B Duckling (Star Beta) where the Star Beta was to be acquired charter-free and the Star Alpha was to be acquired with a 3-year charter at a hire rate equal to the market level at the time of the agreement.  The difference in the purchase price for the two vessels related solely to their difference in age of approximately one year.  Star Bulk also advises the Staff that the rates warranted by TMT similarly were at market rates at the time the purchase agreements were concluded.

5.	Effect of Agreement to Issue Additional Stock (i.e., “Earn-Out”).

The Accounting Staff has asked whether the issuance of Additional Stock (as that term is used in the Registration Statement and the Preliminary Proxy Statement), also referred to as the “earn-out”, is certain to be effected or contingent upon performance of Star Bulk’s acquired fleet of vessels from TMT.  Star Bulk advises the Accounting Staff that the inclusion of the Additional Stock feature of the transaction was as a response to concerns raised by TMT that its percentage ownership in Star Bulk, in the future, could be diluted by exercise of warrants, and not in order to capture additional consideration as a result of fleet performance.  At all times during and after the negotiation, the parties’ intent was for Star Bulk to issue the Additional Stock to TMT without any material conditions.  Once TMT had arranged the charters for the vessels, the provisions of the Master Agreement between the parties were amended to provide that the Additional Stock would be issued based upon Star Bulk achieving revenue targets for (1) the remainder of 2007 and (2) 2008 based on forecasted revenue targets, which targets were selected in light of the arranged charter rates and terms, such that the issuance of the Additional Stock was reasonably certain to be made.  However, at the time the amendment was effected in February 2007, the parties presumed that the vessels would be delivered to Star Bulk by, or shortly following, June 30, 2007, but not later than the end of the third quarter of 2007.  Star Bulk advises the Accounting Staff that as a result of the passage of time, the parties will within the next several days enter into a further amendment to the Master Agreement to provide for the issuance of the Additional Stock, without regard to any revenue or other financial performance threshold, on the dates specified, consistent with the parties’ intentions.

As a result of the elimination of the “earn-out” provision, Star Bulk will treat the issuance of the Additional Stock in the same manner as the 12,537,645 common shares of Star Bulk to be issued in connection with the acquisition of the fleet of vessels, namely as additional purchase price. Additionally, the issuance of the Additional Stock will be reflected in the pro forma balance sheet in the next amendment of the Proxy Statement/Prospectus.

Securities and Exchange Commission
October 1, 2007

We would greatly appreciate the Staff’s additional comments, if any, as soon as practicable.  If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Enclosures
cc:	Padip Bhaumik, Esq.
Pamela Howell, Esq.
Ms. Tia Jenkins
Ms. Maureen Bauer
Mr. Steven Jacobs

SK 25767 0001 814229

Schedule A

Insurance Placement Comparison

Notes:
- Insurance cover always terminates upon a vessel’s acquisition.  New cover is put in place at the time of purchase.

- The contents of the Star Bulk column reflect the insurance cover negotiated to date. Cover is conditional on the closing of the transaction.

	TMT	STARBULK
Hull &Machinery Underwriters	Cathay Century Insurance (100%)	Royal and Sun Alliance (Leader)	17.5%
		Lloyds Syndicates Ascot	7.5%
		Houston Casualty	5.0%
		Norwegian Hull Club	16.5%
		Bluewater	10.0%
		Navigators Insurance	12.5%
		National Liability & Fire Ins Co	7.0%
		New York Marine	4.0%
		AXA	10.0%
		FORTIS Corp	10.0%
Hull &Machinery Brokers	Direct, no broker	AON (London), EMS (Oslo), National Insurance Brokers (Athens), Groupe Eyssautier (Paris), Seatrust Int’l (Athens)
P&I Underwriters	Britannia Club	The Standard Club
P&I Brokers	AON	P.L. Ferrari, Genoa
War Risk Underwriters	Cathay Century Insurance	Hellenic War Risks Association
War Risk Brokers	Direct, no broker	Direct, no broker
Freight, Demurage & Defense Underwriters	Britannia Club	UK Freight Demurrage and Defence Association, London
Freight, Demurage & Defense Brokers	AON	Direct, no broker

Vessel	Acquisition by TMT	Present Charter	Present Charter Commenced	Present charterer	Charter status on delivery to Star	TMT Technical Manager	Star Bulk Technical Manager
A Duckling	6/26/2006	time charter	8/5/2006	Worldlink	time charter to be novated to Star	Ishima Pte Ltd - Singapore	Combine Marine - Athens
B Duckling	5/26/2006	spot	N/A	unknown	new charter will commence on delivery	Ishima Pte Ltd - Singapore	Combine Marine - Athens
C Duckling	6/2/2006	spot	N/A	unknown	new charter will commence on Delivery	TMT - Taiwan	Combine Marine - Athens
F Duckling	5/5/2006	time charter	5/7/2007	Essar	time charter to be novated to Star	TMT - Taiwan	Combine Marine - Athens
G Duckling	7/12/2006	time charter	1/30/2007	NCS	time charter to be novated to Star	TMT - Taiwan	Combine Marine - Athens
I Duckling	5/6/2006	time charter	2/13/2007	Neptune	time charter to be novated to Star	TMT - Taiwan	Combine Marine - Athens
J Duckling	7/12/2006	time charter	5/16/2007	Hyundai	time charter to be novated to Star	Ishima Pte Ltd - Singapore	Combine Marine - Athens
Mommy Duckling	4/1/2003	spot	N/A	unknown	new charter will commence on Delivery	Univan - Hong Kong	Combine Marine - Athens

Noted:	Combine Marine will be interim technical manager as described in the proxy statement/prospectus.
Starbulk is currently negotiating with Hanseatic, a major independent ship manager, and a member of the Schulte Group, Germany, to technically manage the fleet.
Combine Marine is not related to the vessels' present technical managers, and Henseatic is neither related to the present technical managers nor to Combine Marine.